UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 20, 2006**

DELMARVA POWER & LIGHT COMPANY

(Exact name of registrant as specified in its charter)

Delaware and Virginia	**001-01405**	**51-0084283**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, P.O. Box 231, Wilmington, DE	**19899**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

On December 20, 2006, Delmarva Power & Light Company (the "Company") entered into a Note Purchase Agreement (the "Purchase Agreement") with the purchasers named in Schedule A of the Purchase Agreement for the offer and sale of $100,000,000 in aggregate principal amount of 5.22% Notes due December 30, 2016 (the "Notes"). The regularly scheduled payments of principal and interest on the Notes are insured by a financial guaranty insurance policy issued by MBIA Insurance Corporation ("MBIA") pursuant to a Reimbursement and Insurance Agreement, dated as of December 20, 2006 (the "Insurance Agreement"), between the Company and MBIA. The closing of the offering of the Notes occurred on December 20, 2006. The Notes have been offered and sold without registration under the Securities Act of 1933, as amended, in reliance on the exemption afforded by Section 4(2).

The Purchase Agreement, the Insurance Agreement and the form of the Notes are filed herewith as Exhibits 1.1, 1.2 and 4.1, respectively. The Notes were issued under the Indenture, dated as of November 1, 1988, between the Company and The Bank of New York Trust Company, N.A., as successor trustee.

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant.**

The information set forth in Item 1.01 above is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**

Exhibit No.	Description of Exhibit
1.1	Note Purchase Agreement, dated December 20, 2006, among the Company and the purchasers named in Schedule A thereto
1.2	Reimbursement and Insurance Agreement, dated December 20, 2006, between the Company and MBIA
4.1	Form of 5.22% Note due December 30, 2016 (included in Exhibit 1.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

            DELMARVA POWER & LIGHT COMPANY
                   (Registrant)

Date   December 20, 2006   /s/ JOSEPH M. RIGBY
                            Name: Joseph M. Rigby
                            Title: Senior Vice President and
                                     Chief Financial Officer